2049 Century Park East, 37th Floor Los Angeles, CA 90067

Monica J. Shilling, P.C. To Call Writer Directly: +1 310 552 4355 monica.shilling@kirkland.com	United States +1 310 552 4200	Facsimile: +1 310 552 5900

www.kirkland.com

May 18, 2022

VIA EDGAR

Ms. Anu Dubey, Staff Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Ares Capital Corporation Preliminary Proxy Statement Filed May 6, 2022 (File No. 814-00663)

Dear Ms. Dubey:

In a telephone conversation on May 10, 2022, you provided us with verbal comments on the preliminary proxy statement on Form PRE 14A (the “Proxy Statement”), filed by Ares Capital Corporation (“ARCC” or the “Registrant”). We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission provided by you, and immediately below each such comment is ARCC’s response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Proxy Statement.

General

1.	Comment: Pursuant to Rule 14a-6(e)(1) under the Securities Exchange Act of 1934, as amended (“Exchange Act”), all copies of preliminary proxy statements and forms of proxy filed pursuant to section (a) of Rule 14a-6, are required to be clearly marked as “Preliminary Copies.” Please confirm that you will mark such proxy statements and forms of proxy as “Preliminary Copies” in future filings made pursuant to section (a) of Rule 14a-6.

Response: In the future, Registrant undertakes to clearly identify preliminary proxy materials as preliminary copies in compliance with Rule 14a-6(e)(1) under the Exchange Act.

2.	Comment: In the third paragraph appearing on page 3 of the proxy, please revise the first sentence of the paragraph to delete the references to broker non-votes. Add an additional sentence along the lines of the following “Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes.”

Response: The Registrant has revised the disclosure on page 3 to the below:

Abstentions will be deemed to be present for the purpose of determining a quorum for the Special Meeting, but will not be treated as votes cast. A “broker non-vote” with respect to a matter occurs when a broker, bank or other institution or nominee holding shares on behalf of a beneficial owner has not received voting instructions from the beneficial owner on a particular proposal and does not have, or chooses not to exercise, discretionary authority to vote the shares on such proposals. Because a broker is not permitted to provide a proxy for your shares unless you provide your broker with voting instructions, such shares are not counted as present for quorum purposes nor would they be treated as votes cast. The Company does not expect any broker non-votes at the Special Meeting because there are no routine proposals to be voted on at the Special Meeting.

Austin Bay Area Beijing Boston Brussels Chicago Dallas Hong Kong Houston London Los Angeles Munich New York Paris Salt Lake City Shanghai Washington, D.C.

U.S. Securities and Exchange Commission May 18, 2022 Page 2

3.	Comment: If ARCC has opted into the Maryland Control Share Act, please disclose: (1) how the Fund intends to treat stockholder votes if it has opted into the Maryland Control Share Act, (2) the effect opting into the Maryland Control Share Act has on the vote for this proposal and (3) any risks related to such opt-in and treatment of votes.

Response: The Registrant has opted out of the Maryland Control Share Act.

* * * * * * * * * * * * * * * * * * * * * * * * * * * * * * *

We look forward to discussing with you any additional questions you may have regarding the Proxy Statement. Please do not hesitate to call me at (310) 552-4355 or monica.shilling@kirkland.com.

Very truly yours,

/s/ Monica J. Shilling
Monica J. Shilling

cc:	Joshua M. Bloomstein, General Counsel, Vice President and Secretary Ares Capital Corporation

2